Exhibit 1.1

Amended and Restated Memorandum of Association

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AUDIOCODES LTD.

1.	Company Name: AudioCodes Ltd., or as otherwise shall be set forth in the Company’s Amended and Restated Articles of Association, as amended from time to time (the “Articles”).

2.	The objectives of the Company shall be as set forth in the Articles.

3.	The liability of the Company’s shareholders shall be as set forth in the Articles.

4.	The Company’s share capital shall be as set forth in the Articles.

5.	The majority vote required for any amendment to the provisions of this Amended and Restated Memorandum of Association shall be the same majority vote as would be required for such resolution according to the Articles if the resolution had been presented before a general meeting of the Company’s shareholders.